================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             -----------------------

                                TICKETS.COM, INC.
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.000225 PER SHARE
                         (Title of Class of Securities)

                                    88633M101
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JUNE 21, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

------------------------                                -----------------------
88633M101                                                         PAGE  2 OF 17
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING                 16,148,728 shares of common stock,
           PERSON                  par value $0.000225
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   16,148,728 shares of common stock,
                                   par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,148,728 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

------------------------                                -----------------------
88633M101                                                         PAGE  3 OF 17
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 46, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING                 16,148,728 shares of common stock,
           PERSON                  par value $0.000225
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   16,148,728 shares of common stock,
                                   par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,148,728 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
88633M101                                                         PAGE  4 OF 17
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING                 16,148,728 shares of common stock,
           PERSON                  par value $0.000225
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   16,148,728 shares of common stock,
                                   par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,148,728 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
88633M101                                                         PAGE  5 OF 17
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING                 16,148,728 shares of common stock,
           PERSON                  par value $0.000225
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   16,148,728 shares of common stock,
                                   par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,148,728 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
88633M101                                                         PAGE  6 OF 17
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING                 16,148,728 shares of common stock,
           PERSON                  par value $0.000225
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   16,148,728 shares of common stock,
                                   par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,148,728 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

------------------------                                -----------------------
88633M101                                                         PAGE  7 OF 17
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING                 16,148,728 shares of common stock,
           PERSON                  par value $0.000225
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   16,148,728 shares of common stock,
                                   par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,148,728 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
88633M101                                                         PAGE  8 OF 17
------------------------                                -----------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

         NUMBER OF                 -0-
           SHARES             --------------------------------------------------
 BENEFICIALLY OWNED BY EACH   8    SHARE VOTING POWER
         REPORTING                 16,148,728 shares of common stock,
           PERSON                  par value $0.000225
            WITH              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   16,148,728 shares of common stock,
                                   par value $0.000225
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,148,728 shares of common stock, par value $0.000225
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

------------------------                                -----------------------
88633M101                                                         PAGE  9 OF 17
------------------------                                -----------------------


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Tickets.com, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $0.000225 per share (the "Common Stock"). The address of the principal executive office of the Company is 555 Anton Boulevard, 11th Floor, Costa Mesa, CA 92626.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 46, L.P., a Delaware limited partnership ("GAP 46"), General Atlantic Partners 54, L.P., a Delaware limited partnership ("GAP 54"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 46, GAP 54, GAP 74, GapStar and GAPCO, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 46, GAP 54 and GAP 74 is GAP. The managing members of GAP are Steven
A. Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C. Hodgson, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Mark F. Dzialga, Klaus Esser, Rene M. Kern, John Wong, Braden R. Kelly, Florian P. Wendelstadt, Tom C. Tinsley and Erik Engstrom (collectively, the GAP

------------------------                                -----------------------
88633M101                                                         PAGE 10 OF 17
------------------------                                -----------------------


Managing Members"). Mr. Kelly became a director of the Company in February of 2001. The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Esser, Kern, Wong, Wendelstadt and Engstrom, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany, Mr. Wong is a citizen of Singapore and Mr. Engstrom is a citizen of Sweden.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Persons acquired 8,565,395 shares of Common Stock prior to the time the Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Reporting Persons filed a statement on Schedule 13G on February 14, 2000 ("Schedule 13G") as required by Rule 13d-1(d) of the Exchange Act with respect to such Common Stock. The Reporting Persons are filing this statement on Schedule 13D because the purchase on June 21, 2001, together with all purchases of Common Stock during the immediately preceding 12 months, exceeded two percent of the outstanding Common Stock of the Company as disclosed in its Form 10-Q for the fiscal quarter ended March 31, 2001.

------------------------                                -----------------------
88633M101                                                         PAGE 11 OF 17
------------------------                                -----------------------


                  Pursuant to a Stock Purchase Agreement, dated as of May 1, 2001, by and among the Company, GAP 74, GAPCO II, GapStar and International Capital Partners, Inc., Profit Sharing Trust, a Connecticut trust ("ICP"), as amended by (i) Amendment No. 1 to Stock Purchase Agreement, dated as of June 21, 2001 ("Amendment No. 1"), by and among the Company, GAP LP, GAP Coinvestment, GapStar and ICP and (ii) Amendment No. 2 to Stock Purchase Agreement, dated as of June 21, 2001 ("Amendment No. 2" and collectively with Amendment No. 1, the "Stock Purchase Agreement"), by and among the Company, GAP LP, GAP Coinvestment, GapStar, ICP and the other parties named therein, GAP 74, GapStar and GAPCO II acquired 7,583,333 shares of Preferred Stock, par value $0.000225 per share (the "Preferred Stock") which closed on June 21, 2001 and has agreed to acquire an additional 9,916,667 shares of Preferred Stock after meeting certain conditions as set forth in the Purchase Agreement.


ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of Common Stock reported in the Schedule 13G and the shares of Preferred Stock described in this Schedule 13D for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or Preferred Stock or dispose of some or all of the shares of Common Stock or Preferred Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GAP, GAP 46, GAP 54, GAPCO and GAPCO II each own of record no shares of Common Stock, 4,203,871 shares of Common Stock, 2,718,753 shares of Common Stock, 875,494 shares of Common Stock

------------------------                                -----------------------
88633M101                                                         PAGE 12 OF 17
------------------------                                -----------------------


and 567,587 shares of Common Stock, respectively, or 0.0%, 7.1%, 4.6%, 1.5% and 1.0%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the date hereof, GAP 74, GapStar and GAPCO II each own of record 6,242,145 shares of Preferred Stock convertible into 6,242,145 shares of Common Stock, 473,958 shares of Preferred Stock convertible into 473,958 shares of Common Stock and 867,230 shares of Preferred Stock convertible into 867,230 shares of Common Stock, respectively or 9.5%, 0.8% and 1.4%, respectively, of the Company's issued and outstanding shares of Common Stock. As of the date hereof, GAP 54 and GAPCO II each own of record warrants to purchase 165,202 shares of Common Stock and warrants to purchase 34,488 shares of Common Stock, respectively, or 0.3% and 0.1% of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 46, GAP 54 and GAP 74 and the managing member of GapStar, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, as converted, which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 16,148,728 shares of Common Stock on an as converted basis or 24% of the Company's issued and outstanding shares of Common Stock on an as converted basis.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 16,148,728 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the

------------------------                                -----------------------
88633M101                                                         PAGE 13 OF 17
------------------------                                -----------------------


persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GAP Managing Members (other than Mr. Esser) are authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is authorized and empowered to vote and dispose of the securities held by GAP 46, GAP 54, GAP 74 and GapStar. Accordingly, GAP and the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock and Preferred Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock or Preferred Stock as they deem to be in the collective interest of the Reporting Persons.

                  On May 1, 2001, GAP 74, GAPCO II and GapStar entered into the Stock Purchase Agreement pursuant to which the Company issued and sold to GAP 74, GAPCO II and GapStar an aggregate of 7,583,333 shares of its Preferred Stock, having rights, privileges and preferences as set forth in the Certificate of the Powers, Designations, Preferences and Rights filed with the State of Delaware (the "Certificate"). Each share of Preferred Stock is convertible into one share of Common Stock, subject to certain adjustments and conditions. The price per share for the Preferred Stock was $0.60 resulting in an aggregate purchase price of $4,550,000.

------------------------                                -----------------------
88633M101                                                         PAGE 14 OF 17
------------------------                                -----------------------


                  In connection with the closing under the Stock Purchase Agreement, the Company, GAP 74, GAPCO II and GapStar entered into the Registration Rights Agreement, dated as of June 21, 2001 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company has agreed to use its reasonably commercial best efforts, as soon as practicable following the conversion of the Preferred Stock into shares of Common Stock (the "Conversion Stock"), to register for sale pursuant to a shelf registration statement filed under the Securities Act of 1933, as amended, the Conversion Stock acquired by GAP 74, GAPCO II and GapStar, at the expense of the Company.

                  The foregoing summaries of the Stock Purchase Agreement, as amended by Amendment No. 1 and Amendment No. 2, the Registration Rights Agreement and the Certificate are qualified in their entirety by reference to Exhibits 5, 6, 7, 8 and 9 which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-in-Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO.

                  Exhibit 4: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

------------------------                                -----------------------
88633M101                                                         PAGE 15 OF 17
------------------------                                -----------------------


                  Exhibit 5: Stock Purchase Agreement, dated as of May 1, 2001, as amended, as filed by Tickets.com, Inc. as Exhibit 10.1 to its Registration Statement on Form 8K (File No. 0-27893), filed with the Securities and Exchange Commission on May 9, 2001, which is incorporated by reference.

                  Exhibit 6: Amendment No. 1 to Stock Purchase Agreement, dated as of June 21, 2001, (as filed by Tickets.com, Inc. as Exhibit 10.2 to its Registration Statement on Form 8K/A (File No. 0-27893), filed with the Securities and Exchange Commission on June 21, 2001, which is incorporated by reference.)

                  Exhibit 7: Amendment No. 2 to Stock Purchase Agreement, dated as of June 21, 2001, (as filed by Tickets.com, Inc. as Exhibit 10.3 to its Registration Statement on Form 8K/A (File No. 0-27893), filed with the Securities and Exchange Commission on June 21, 2001, which is incorporated by reference.)

                  Exhibit 8: Certificate of Designations, dated as of June 12, 2001, (as filed by Tickets.com, Inc. as Exhibit 4.1 to its Registration Statement on Form 8K/A (File No. 0-27893), filed with the Securities and Exchange Commission on June 21, 2001, which is incorporated by reference.)

                  Exhibit 9: Registration Rights Agreement, dated as of June 21, 2001, (as filed by Tickets.com, Inc. as Exhibit 4.2 to its Registration Statement on Form 8K/A (File No. 0-27893), filed with the Securities and Exchange Commission on June 21, 2001, which is incorporated by reference.)

------------------------                                -----------------------
88633M101                                                         PAGE 16 OF 17
------------------------                                -----------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 21, 2001.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 46, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 54, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact

------------------------                                -----------------------
88633M101                                                         PAGE 17 OF 17
------------------------                                -----------------------


                                   GAPSTAR, LLC

                                   By:     General Atlantic Partners, LLC,
                                           Its managing member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-in-Fact